2 014 S U M M A R Y A N N U A L R E POR T opportunitymoving forward

Company Profile Meta Financial Group, Inc.® (MFG or the Company) is the holding company for MetaBank®, a federally chartered savings bank. MFG shares are traded on the NASDAQ Global Market® under the symbol “CASH.” Headquartered in Sioux Falls, S.D., MetaBank operates two distinct businesses: MetaBank, its traditional retail banking operation, and Meta Payment Systems®, its electronic payments division. The synergies between the two provide a unique business model for the Company. The traditional bank operates 11 retail branches in four market areas: Central Iowa; Northwest Iowa; Brookings, S.D. and Sioux Empire, S.D. MetaBank offers traditional banking services designed to serve the needs of individual, agricultural and business depositors and borrowers. Meta Payment Systems (MPS) is recognized as a national leader in the payments industry. It manages four primary product lines: prepaid cards, credit products, automated teller machine (ATM) sponsorship and electronic funds transfer (EFT) business. MPS provides financial options to underserved customers who do not qualify for or choose not to use traditional banking services. Meta’s vision is to promote financial inclusion for everyone™. In 2014, MetaBank was recognized as one of the top 100 performing banks in the United States compared to other banks its size (ABA Banking Journal, 2014; Bank Director Magazine, 2014). Meta Payment Systems consistently ranks as one of the top two prepaid card issuers in the United States and has the largest “white label” ATM network in the nation. MetaBank is a Member FDIC and an Equal Housing Lender. META FINANCIAL GROUP, INC. METABANK® AFS / IBEX* RETAIL BANK META PAYMENT SYSTEMS® NORTHWEST IOWA MARKET CENTRAL IOWA MARKET BROOKINGS MARKET SIOUX EMPIRE MARKET 2014 Summary Annual Report and Forward-Looking Statements MFG may from time to time make written or oral “forward-looking statements,” including statements contained in its filings with the Securities and Exchange Commission (“SEC”), in its reports to shareholders, in this summary annual report and in other communications by the Company, which are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully, because they discuss our future expectations or state other “forward-looking” information. These forward-looking statements include statements with respect to the Company’s beliefs, expectations, estimates and intentions that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond the Company’s control. Discussions of factors affecting the Company’s business and prospects are contained in the Company’s periodic filings with the SEC. The Company expressly disclaims any intent or obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or its subsidiaries. *Announced acquisition, pending expected December 2014 closing. As of printing date November 24, 2014.

To Our Shareholders and Customers of Meta Financial Group Opportunity is defined as the favorable combination of circumstances that make it possible for success. At Meta, opportunity has always moved us forward in everything we do, whether it is strategic acquisitions and partnerships, delivering new and improved products and services to our customers or diversifying our revenue streams to further capitalize on our low cost of funds. I believe that when the Office of the Comptroller of the Currency (OCC) lifted the bank’s consent order in August 2014, it opened the door to new opportunities for Meta. We believe 2015 will offer even more exciting opportunities to further enhance Meta’s growth, diversification and long-term objectives. Meta is well-positioned, and we are ready to begin the next chapter in our history. Over the past four years, we have worked diligently to build what we think are world-class systems, processes and controls while providing best-in-class service to our partners and customers. Particularly in the last year, we have been preparing for life and opportunities in anticipation of the lifting of the order. In August and September 2014, Meta signed three new program manager agreements with UniRush, LLC; Card Limited; and hyperWALLET (HSI USA Inc.). In July 2014, we issued our 500 millionth prepaid card. In October 2014, Meta announced that it will acquire substantially all of the assets of AFS/IBEX Financial Services, Inc. (AFS). AFS is a top-10 national commercial insurance premium finance company. Meta is excited to join forces with AFS, and we believe that this national insurance premium finance company is a perfect complement to our national deposit franchise. We believe that AFS will help diversify, build our loan portfolio and enhance income. Meta is purchasing approximately $80 million of loans, and the expected ongoing loan growth will further replace lower-yielding securities on our balance sheet. We expect the transaction to close in December 2014, and we believe it will be immediately accretive to earnings. continue to believe that our lower and more stable cost of funds gives us a very distinct and significant competitive advantage, both now and even more so in a rising rate environment. With more than 85 percent non-interest-bearing deposits, we expect that Meta’s cost of funds will remain low while asset yields increase, thus providing potential for increasing net interest margin compared to other banks, as was demonstrated in 2014. Meta has the capacity to fund and support new growth, and we will continue to invest in our people, technology and infrastructure to support new opportunities and business development that we believe will provide you, our shareholders, with a brighter and more profitable future. I personally want to thank Jeanne Partlow, who is retiring in January 2015, after almost 20 years of dedicated service on the Board of Directors. While we will miss Jeanne greatly, we are welcoming Elizabeth “Betty” Hoople, who brings extensive payments, banking and leadership expertise and experience to the Board of Directors. I also want to take this opportunity to thank our other board members, employees, customers and shareholders for another outstanding year. Thank you for all you do to make Meta the success it is today. Sincerely, J. Tyler Haahr Chairman of the Board and Chief Executive Officer Meta Financial Group, Inc.  J. Tyler Haahr is the Chairman of the Board and Chief Executive Officer of Meta Financial Group, Inc. (MFG), and MetaBank. He has held this position since 2011. Mr. Haahr joined MFG and its affiliates in 1997.

2014 Fiscal Year Highlights Meta achieved many successes in 2014, despite the limitations under the OCC order. A few highlights from our 2014 fiscal year include: • Total net income increased from $13.4 million in fiscal year 2013 to $15.7 million in 2014, up 17%. This was mainly driven by growth from our Retail Bank and improved yields achieved in the securities portfolio. Net income for 2014 also includes acquisition-related expenses of $0.6 million and $0.3 million of one-time expenses related to a partner servicing platform change and settlement of a lawsuit where MetaBank was the plaintiff and settled for a lower amount to avoid the cost of litigation. In addition, prior-year income included $2.5 million of gain on sale of securities and a $0.6 million impairment on assets held for sale. Excluding these items, net income after tax was up $4.1 million, or 33%, to $16.3 million. • Total assets increased 21%, from $1.69 billion at the end of fiscal 2013 to $2.05 billion at the end of 2014. • Earnings per diluted share for fiscal 2014 increased 6% to $2.53, versus $2.38 in 2013. • Tangible book value per common share increased by $4.74, or 21%, from $23.17 at September 2013 to $27.91 per share at September 2014, partially due to a sizable increase in fair market value of available-for-sale securities, which positively affected accumulated other comprehensive income. • Overall cost of funds at MetaBank was 0.14% during fiscal 2014, compared to 0.19% for 2013. • Total net loans increased $112.6 million, or 30%, in fiscal 2014. Meta took $1.1 million in provision expense related to loan growth, as the company actually had $0.3 million of net recoveries in 2014. • Non-performing assets (NPA) were unchanged at 0.05% of total assets at Sept. 30 of 2013 and 2014. • At Sept. 30, 2014, MetaBank exceeded federal regulatory capital requirements to remain classified as a well-capitalized institution. In that respect, MetaBank’s Tier 1 (core) capital to adjusted total assets was 8.6%, compared to a well-capitalized requirement of 5%. Its total capital-to-risk-weighted-assets ratio was 21.59%, which exceeds the well-capitalized requirement of 10%. And MetaBank’s Tier 1 (core) capital-to-risk-weightedassets ratio was 20.95%, compared to the well-capitalized requirement of 6%. MetaBank’s Tier 1 (core) capitalto- average-adjusted-total-assets ratio was 8.83%. 2 / 3 META FINANCIAL GROUP 2014 SUMMARY ANNUAL REPORT

Financial Highlights

(Dollars in Thousands, Except Share and Per-Share Data)

	2014	2013	2012	2011	2010
AT SEPT. 30					
Total assets	$2,054,031	$1,691,989	$1,648,898	$1,275,481	$1,029,766
Total loans, net	493,007	380,428	326,981	314,410	366,045
Total deposits	1,366,541	1,315,283	1,379,794	1,141,620	897,454
Total annual average deposits	1,533,263	1,395,152	1,214,233	979,199	835,968
Shareholders' equity	174,802	142,984	145,859	80,577	72,044
Book value per common share	$ 28.33	$ 23.55	$ 26.79	$ 25.61	$ 23.15
Total equity to assets	8.51%	8.45%	8.85%	6.32%	7.00%
FOR THE FISCAL YEAR					
Net interest income	$ 46,262	$ 36,022	$ 33,734	$ 34,312	$ 33,090
Non-interest income	51,738	55,503	69,574	57,491	97,444
Income (loss), net of tax	15,713	13,418	17,114	4,640	12,393
Diluted earnings (loss) per share:					
Net income (loss)	$ 2.53	2.38	4.92	1.49	4.11
Return on average assets	0.81%	0.78%	1.22%	0.41%	1.22%
Return on average equity	10.01	9.36	18.47	5.71	20.59
Net yield on interest-earning assets	2.80	2.48	2.56	3.21	3.43

TOTAL ASSETS
In Millions



$1,029.8
$1,275.5
$1,648.9
$1,692.0
$2,054.0
'10 '11 '12 '13 '14

TOTAL LOANS, NET
In Millions



$366.0
$314.4
$327.0
$380.4
$493.0
'10 '11 '12 '13 '14

TOTAL AVERAGE DEPOSITS In Millions



$836.0
$979.2
$1,214.2
$1,395.2
$1,533.3
'10 '11 '12 '13 '14

TOTAL REVENUES
In Millions



$136.5
$96.6
$106.9
$94.5
$100.4
'10 '11 '12 '13 '14

TOTAL NET INCOME
In Millions



$12.4
$4.6
$17.1
$13.4
$15.7
'10 '11 '12 '13 '14

This summary annual report highlights information contained in MFG's Form 10-K for the year ended Sept. 30, 2014, and does not contain all of the information you should consider in making investment decisions with respect to MFG's common stock. You are urged to read our entire Form 10-K, including the consolidated financial statements and the related notes and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Offering the right product, for the right people, at the right price
Offering the right product, for the right people, at the right price

META PAYMENT SYSTEMS Meta Payment Systems (MPS) continues to pave the way as one of the top two prepaid card issuers in the nation (The Nilson Report, June 2014), and has issued more than 500 million prepaid cards since 2005. We sponsor approximately 190,000 “white label” ATM terminals throughout the United States and are leading the way in virtual cards for electronic settlements. We recently added new program manager partners; we are proud to welcome UniRush, LLC; Card Limited; and hyperWALLET (HSI USA Inc.) into the fold of our already best-in-class partnerships. We expect to continue to add and expand partner relationships and continue to explore new product and service opportunities to promote our corporate vision of financial inclusion for everyoneTM, as well as extend financial dignity for the underbanked population. We believe MPS will continue to do well fiscally by supporting the unbanked and underbanked markets. • MPS generated an average of $1.30 billion in noninterest- bearing deposits for the year ended Sept. 30, 2014, compared to an average of $1.17 billion for the same period in 2013, an increase of 11% with deposit growth accelerating in the fourth fiscal quarter. • MPS fiscal 2014 earnings totaled $7.7 million compared to $8.4 million in fiscal 2013. This difference primarily relates to costs related to system enhancements and business development expenses incurred in fiscal 2014 and consulting and other compliance expenses along with a reduction in tax-related prepaid card volume related to one partner. Average Low-Cost Deposit Balances In Millions $689.1 $848.6 $1,090.9 $1,265.7 $1,393.4 ’10 ’11 ’12 ’13 ’14 4 / 5 META FINANCIAL GROUP 2014 SUMMARY ANNUAL REPORT

State-of-the-art compliance and risk-management systems

COMPLIANCE We have established state-of-the-art compliance and risk-management systems to mitigate risk, meet regulatory standards and enable our organization to grow more cost effectively while navigating through the ever-changing and challenging regulatory environment. While no system is ever foolproof, these systems will further strengthen Meta’s industry-leading position going forward and will also create additional barriers to entry. Over the past few years we have made significant  investments in systems and staff, which will serve as a solid foundation moving forward. With one of the largest prepaid portfolios in the industry, we have the benefit of scale that has enabled us to identify suspicious transactions and activity with a high degree of accuracy and protect consumers and our business partners. There are four main areas where our investments have been significant and have made us a best-in-class organization: fraud prevention, third-party oversight, customer identification and process improvement.  • Fraud prevention – We monitor for financial crime using a world-class system in which we’ve invested millions of dollars and almost two years implementing and customizing. • Third-party oversight – We utilize a robust system and processes for underwriting and analyzing third-party risk to help ensure that our partners meet regulatory requirements. • Customer identification – We have increased our visibility into our customer relationships and automated the customer identification and customer due diligence processes. • Process improvement – We have gained efficiencies by utilizing best-in-class methodology to clearly define processes that help our business and partners gain efficiencies by developing industry-wide best practices. We do this in order to exceed regulatory requirements, reduce the burden on our partners and to protect our customers. 6 / 7 META FINANCIAL GROUP 2014 SUMMARY ANNUAL REPORT

Every customer leaves saying, “I love my bank!”

RETAIL BANK Meta’s Retail Bank continues to experience growth and increasing profitability. We had significant growth in fiscal 2014 and recognized earnings of $8.7 million, compared to $5.9 million for 2013. The primary driver of this success was due to the dramatic growth in loan volume. Even with loan growth of approximately 30 percent, we were able to maintain pristine credit quality. Meta is a cornerstone in many communities in South Dakota and Iowa. Our 11 branches serve four markets and assist primarily business and agricultural customers, as well as individuals, through a broad array of products and services. We are dedicated to providing quality customer service and delivering on the Retail Bank vision: Every customer leaves saying, “I love my bank!” Employee dedication is working, as our Net Promoter Score (NPS) is 57, while the national financial institution average is 34*. Higher scores on the NPS denote higher likelihood of healthy profits and organic growth opportunities and referrals from current customers. This service is indicative of Meta’s outstanding retail performance over the past year. We have also expanded several of our technology platforms over the past year and now offer customers an enhanced metabank.com experience and updated mobile application. • Meta experienced dramatic loan growth during fiscal 2014. Loan balances increased by approximately 30% to $493 million in 2014, with robust growth expected to continue. • Even with dramatic loan growth, credit quality remains pristine, and NPA remained at 0.05% of total assets at fiscal year-end. • Meta’s net interest margin (NIM) increased from 2.50% in the fiscal 2013 fourth quarter to 2.85% in fiscal 2014 fourth quarter, while the banking industry saw NIM narrow. • The Retail Bank was very successful in growing low-cost funds with checking account balances up 11% year over year. *Source: Satmetrix Net Promoter® U.S. Consumer Benchmarks, 2014  Non-Performing Assets As a Percentage of Total Assets Loan Balances For Retail Bank  0.94%1.24% 0.16% 0.05% 0.05% ’10 ’11 ’12 ’13 ’14 Ag Operating: 9% Commercial Operating: 6% Consumer: 4% Ag Real Estate: 11% Residential Mortgage: 24% Commercial & Multi-Family Real Estate: 46% 8 / 9 META FINANCIAL GROUP 2014 SUMMARY ANNUAL REPORT

SUPPORTING OUR COMMUNITIES AND FINANCIAL INCLUSION FOR EVERYONE Meta embraces corporate responsibility and strives to execute on its goal of helping others succeed. We do this by engaging in philanthropy throughout the communities we serve, as well as through participation in national organizations that support our vision of financial inclusion for everyoneTM. Meta supports organizations in Sioux Falls, Brookings, Storm Lake and Central Iowa that assist in health and human services, education, arts and culture, community engagement and housing. Employees volunteered more than 3,790 hours during fiscal 2014. Meta’s employees also developed an internal program in which employees pool their money to donate to local charities in their respective communities. Charities are selected by employees and focus on areas that, among others, assist children, families and homeless individuals in need. Meta’s commitment to its vision is lived out through its participation in efforts to bring useful and worthwhile financial products and services to the unbanked and underbanked. Meta supports Operation HOPE, an organization that provides best-in-class financial literacy, youth empowerment and financial capability and dignity for low- to middleincome working class and underserved communities. In September 2014, Meta sponsored a community dialogue with the organization’s founder, John Hope Bryant, in Sioux Falls, S.D. The session drew community leaders and focused on thought leadership and prosperity for all citizens.We also have a longstanding commitment to the Compass Principles set forth by the Center for Financial Services Innovation (CFSI), an organization whose mission is to advance consumer financial health in the United States. Having contributed to the creation of the Compass Principles for prepaid, small-dollar credit and payroll products, Meta commits annually to supporting the Innovators Roundtable, CFSI’s coming together of financial services companies to develop research, strategic thinking and special projects designed to advance the industry’s underbanked knowledge and practice. In addition, Meta now has representation on the Underbanked Solutions Exchange. The exchange, which Meta has sponsored for five years, offers mid-sized banks and credit unions the chance to share in-depth knowledge with peer institutions and talk about best practices in the underserved financial services market. Meta continues to develop the best possible financial solutions for underserved consumers by gaining insight from the Office of the Comptroller of the Currency, the Consumer Financial Protection Bureau and many consumer groups. We do this to ensure we are bringing forth products and services that meet regulatory requirements and meet the needs of all consumers. 10 / 11 META FINANCIAL GROUP 2014 SUMMARY ANNUAL REPORT

Investor Information

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will convene at 1 p.m., on Monday, Jan. 26, 2015. The meeting will be held in the Meta Payment Systems building, 5501 South Broadband Lane, Sioux Falls, S.D. Further information with regard to this meeting can be found in the proxy statement.

Independent Auditors

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, Iowa 50309-2372

Shareholder Services

Shareholders desiring to change the name, address or ownership of stock; to report lost certificates; or to consolidate accounts should contact the corporation's transfer agent:

Registrar & Transfer Company
10 Commerce Drive
Cranford, N.J. 07016
Telephone: 800.368.5948
Email: invrelations@rtco.com
Website: www.rtco.com

Form 10-K

Copies of the company's Annual Report on Form 10-K for the year ended Sept. 30, 2014 (excluding exhibits thereto), may be obtained from metafinancialgroup.com.

Investor Relations

Requests for Form 10-K, other inquiries or investor comments are welcome and should be directed to:

Debra Thompson
Senior Executive Assistant
Meta Financial Group
5501 South Broadband Lane
Sioux Falls, S.D. 57108
Telephone: 605.361.4347 or 866.550.6382
invrelations@metabank.com
metafinancialgroup.com

Dividend and Stock Market Information

Meta Financial Group's common stock trades on the NASDAQ Global Market* under the symbol "CASH." Quarterly dividends for 2014 and 2013 were $0.13. The price range of the common stock, as reported on the NASDAQ System, was as follows:

	Fiscal Year 2014		Fiscal Year 2013	
	LOW	HIGH	LOW	HIGH
First Quarter	$ 36.54	$ 40.88	$ 22.50	$ 24.90
Second Quarter	38.07	45.99	22.50	26.56
Third Quarter	35.04	45.34	26.00	27.68
Fourth Quarter	34.85	40.06	26.18	38.57

Prices disclose inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

Dividend payment decisions are made with consideration of a variety of factors, including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 14 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K.

As of Sept. 30, 2014, Meta Financial Group had 6,169,604 shares of common stock outstanding, which were held by approximately 150 stockholders of record, and 235,766 shares subject to outstanding options. The shareholders of record number does not reflect approximately 1,200 persons or entities that hold their stock in nominee or "street" name.

» Comparison of Cumulative Total Return of Meta Financial Group
(NASDAQ symbol: "CASH," broad market and industry index)

For five fiscal years commencing Oct. 1, 2009, and ending Sept. 30, 2014
Shows the value of $100 invested on Oct. 1, 2009, and assumes the reinvestment of all dividends


275
250
225
200
175
150
125
100
75
50
2009
2010
2011
2012
2013
2014
NASDAQ ABA Community Bank Index
Meta Financial Group, Inc.
NASDAQ Composite Index
Morningstar Group Index

Historical stock price performance shown on the graph is not necessarily indicative of future price performance.
The Company is replacing the Morningstar Savings & Cooperative Bank information as an industry index with the NASDAQ ABA Community Bank Index.
The Company believes the new index contains companies that are more comparable to the Company.

Market Makers for Meta Financial Group (NASDAQ: "CASH") as of Sept. 30, 2014:

- Sandler O'Neill & Partners
- Sterne Agee
- Raymond James
- Morgan Stanley & Co. LLC
- Credit Suisse Securities USA
- Merrill Lynch, Pierce, Fenner
- Deutsche Bank Alex Brown
- UBS Securities LLC
- Goldman, Sachs & Co.
- J.P. Morgan Securities LLC

Board of Directors / Senior Officers BOARD OF DIRECTORS J. Tyler Haahr Chairman of the Board and Chief Executive Officer, Meta Financial Group and MetaBank Brad C. Hanson President, Meta Financial Group and MetaBank Troy Moore Executive Vice President, Sales and Operations, Meta Financial Group and MetaBank Doug Hajek Partner at Davenport, Evans, Hurwitz & Smith, LLP Elizabeth G. Hoople Consultant and Retired Senior Vice President of Marketing, Wells Fargo Frederick V. Moore Vice Chairman of the Board and Lead Director, Meta Financial Group and MetaBank, President of Buena Vista University Rodney G. Muilenburg Retired Dairy Specialist Manager, Purina Mills, Inc.; Retired Consultant, TransOva Genetics Dairy Division and Retired Director of Sales and Marketing, TransOva Genetics Jeanne Partlow Retired Chairman of the Board and President, Iowa Savings Bank SENIOR OFFICERS J. Tyler Haahr Chairman of the Board and Chief Executive Officer, Meta Financial Group and MetaBank Brad C. Hanson President, Meta Financial Group and MetaBank Ron Butterfield Executive Vice President, Chief Administrative Officer Ira Frericks Executive Vice President, Chief Operating Officer Glen Herrick Executive Vice President, Chief Financial Officer Troy Moore Executive Vice President, Sales and Operations Jim Accordino Senior Vice President, Remittances Michael Conlin Senior Vice President, Product Management Merid Eshete, CRP Senior Vice President, Chief Risk Officer John Hagy Senior Vice President, Chief Legal Officer Barbara Koopman Senior Vice President, Retail Bank Operations Troy Larson Senior Vice President, Information Systems David W. Leedom Senior Vice President, Finance Linda Loof Senior Vice President,Partner Services Steven G. Patterson Chief Lending Officer and President, Central Iowa Market Timothy Peters President, Brookings Market Grant Rogers Senior Vice President, Business Development & Sales Scott Scovel Senior Vice President, Product Management Jeanni Stahl Senior Vice President, Chief Compliance Officer Ian Stromberg Senior Vice President, Human Resources Sonja Theisen Senior Vice President, Controller Kathryn M. Thorson President, Sioux Empire Market Jon W. Wilcke President, Northwest Iowa Market 12 META FINANCIAL GROUP 2014 SUMMARY ANNUAL REPORT

Meta Financial Group META FINANCIAL GROUP metafinancialgroup.com 5501 South Broadband Lane Sioux Falls, S.D. 57108 605.361.4347 866.550.6382 605.338.0604 fax METABANK metabank.com ›› CENTRAL IOWA MARKET Central Iowa Main Office Downtown Des Moines 418 Sixth Avenue, Suite 205 Des Moines, Iowa 50309 515.243.0630 515.447.4242 fax Highland Park 3624 Sixth Avenue Des Moines, Iowa 50313 515.288.4866 515.288.3104 fax Ingersoll 3455 Ingersoll Avenue Des Moines, Iowa 50312 515.274.9674 515.274.9675 fax Urbandale 4848 86th Street Urbandale, Iowa 50322 515.309.9800 515.309.9801 fax West Des Moines 3448 Westown Parkway West Des Moines, Iowa 50266 515.226.8474 515.226.8475 fax ›› NORTHWEST IOWA MARKET Storm Lake Main Office 121 East Fifth Street Storm Lake, Iowa 50588 712.732.4117 712.749.7502 fax Storm Lake Plaza 1413 North Lake Avenue Storm Lake, Iowa 50588 712.732.6655 712.732.7924 fax ›› BROOKINGS MARKET Brookings Main Office 600 Main Avenue Brookings, S.D. 57006 605.692.2314 605.692.7059 fax ›› SIOUX EMPIRE MARKET Sioux Falls Main Office 4900 South Western Avenue Sioux Falls, S.D. 57108 605.338.0059 605.338.0155 fax South Minnesota Avenue 2500 South Minnesota Avenue Sioux Falls, S.D. 57105 605.977.7500 605.977.7501 fax West 12th Street 2104 West 12th Street Sioux Falls, S.D. 57104 605.336.8900 605.336.8901 fax META PAYMENT SYSTEMS metapay.com 5501 South Broadband Lane Sioux Falls, S.D. 57108 605.361.4347 866.550.6382 605.338.0604 fax

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